Bachoco Announces Final Resolution on Antidumping Case

The Mexican Ministry of Economy announced today the final decision regarding the anti-dumping case on leg quarters imported to Mexico from the United States

CELAYA, Mexico, Aug. 6, 2012 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry and other food products, announced today:

Regarding the investigation about unfair practices in the form of price discrimination of chicken leg quarters imported to Mexico from the United States filed in June 2010 by the following companies: Producto Agropecuarios de Tehuacan, S.A. de C.V., Buenaventura Grupo Pecuario, S.A. de C.V. and Bachoco, S.A. de C.V., the Ministry of Economy announced their final resolution on the case, through the Mexican Official Gazette of the Federation, which established these main points:

  It confirmed the existence of dumping conditions and harm to the domestic poultry industry induced by the sale of chicken leg quarters into Mexico originating from the United States that were below production costs.
  The Ministry imposed anti-dumping duties on imports of chicken leg quarters from the United States.
  Penalties will not be applied temporarily, derived from the contingency on the Avian Influenza virus type A, subtype H7N3, until that situation normalizes.
  The date for the application of these penalties will be announced via a notice published by the Mexican Ministry of Economy.

Bachoco and the other companies involved in this process, do not agree with the recommendation not to apply antidumping duties temporarily, since no justification is found not to do so, as:

  Avian influenza H7N3, was contained and did not affect chicken producers.
  Said antidumping duties will be applied exclusively to chicken leg quarters originating from the United States.
  More than 80% of the chicken sold by Mexican producers, (mainly as whole chicken) will not be subject to anti-dumping duties.

The Company, as well as all other applicants, recognize the work done by the Ministry of Economy and the UPCI "Unit of International Trade Practices" in defending the rights of the Mexican poultry industry and ensuring equitable conditions throughout this long investigation and have spoken out to continue their efforts to stop the unfair competition and have true integration between the two markets, relying on the final application of anti-dumping duties, which allows the Mexican poultry industry to continue to create thousands of jobs, and benefits consumers by delivering high quality products at a fair price.

Company Description:
Industrias Bachoco is the leader of the Mexican poultry industry and an important player in Mexico's food industry. Bachoco's sales include chicken, table eggs, balanced feed, turkey, beef and swine. Founded in 1952, Bachoco is headquartered in Celaya, in the state of Guanajuato. Bachoco operates more than 800 facilities, organized in 9 complexes in Mexico and one Complex in the U.S., as well as a growing export business. Bachoco trades on both the Mexican and New York Stock Exchanges since 1997. The Company reported approximately $2 billion dollars in sales in 2010.

Disclaimer:
The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of ne

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco